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SEC FILE NUMBER
8-21190

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHEARMAN, RALSTON INC.

SEC Mail Processing
JAN 03 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 GREENWICH AVE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DOUGLAS RALSTON	(203) 489-3902	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOROWITZ & ULLMANN, P.C.
(Name – if individual, state last, first, and middle name)

232 MADISON AVE, STE 1200	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

12/17/2003	921
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DOUGLAS RALSTON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHEARMAN, RALSTON INC., as of 12/29, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires ~~Nov. 30, 19~~ 3/24/26

Caren S. Brutten
Notary Public

Signature: [signature]

Title: President

SEC Mail Processing

JAN 03 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Shearman, Ralston Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearman, Ralston, Inc. ("the Company") as of September 30, 2023, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Horowitz & Ullmann, P.C

New York, NY
December 29, 2023

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

ASSETS

CURRENT ASSETS	
Cash	$ 253,691
Equity securities	4,135,873
Commission receivable from clearing broker	37,568
Investment advisory fees receivable	105,374
Total current assets	4,532,506
OTHER ASSETS	
Note receivable-employee	110,000
TOTAL ASSETS	$4,642,506

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 39,000
OTHER LIABILITIES	
Deferred taxes payable	885,391
TOTAL LIABILITIES	924,391
SHAREHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,151
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	4,011,724
TOTAL SHAREHOLDERS' EQUITY	3,718,115
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,642,506

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2023

REVENUES	
Dividend and interest income	$ 83,543
Customer commissions	215,112
Investment advisory fees	386,599
Cash balance rebate income	296,645
Clearance rebate income	97,338
Gain on investment securities	917,682
Other income	716
Total revenues	1,997,635
EXPENSES	
Employee compensation	662,412
Travel and entertainment	69,514
Insurance	100,405
Clearance charges	71,787
Payroll taxes	44,359
Professional and registration fees	37,744
Rent	19,264
Telephone	15,071
Tickers and quotation service	17,857
Office expense	20,571
Consulting fees	10,477
Miscellaneous	15,183
Total expenses	1,084,644
NET INCOME BEFORE PROVISION FOR INCOME TAX	912,991
INCOME TAX PROVISION	168,896
NET INCOME	$744,095

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2023

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2022	$2,500	$225	$32,151	$(328,485)	$ 3,942,629	$ 3,649,020
Net income	-	-	-	-	744,095	744,095
Dividends paid	-	-	-	-	(675,000)	(675,000)
Balances September 30, 2023	$2,500	$225	$32,151	$(328,485)	$ 4,011,724	$ 3,718,115

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$744,095
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investment securities	(917,682)
Deferred income tax	149,821
Proceeds from sales of securities	638,889
Purchase of securities	(594,809)
Changes in assets and liabilities:	
Increase in investment advisory fees receivable	(10,450)
Decrease in commission receivable	2,107
Increase in accounts payable and accrued expenses	4,627
Total adjustments	(727,497)
Net cash provided by operating activities	16,598
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder note repayment	675,000
Dividends paid	(675,000)
Net cash provided by financing activities	-
NET INCREASE IN CASH	16,598
CASH - October 1, 2022	237,093
CASH - September 30, 2023	$ 253,691

SUPPLEMENTAL DISCLOSURES	
Cash paid for income taxes	$19,075

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer incorporated in New York, and is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principle of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

Brokerage Commissions:
The Company earns commissions on securities orders it executes on behalf of the customer. The related commission income and clearing expense are recognized on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Investment Advisory Fees:
The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a percentage of assets under management and collected quarterly. The Company recognizes this income upon completion of its investment advisory services performance obligations.

Clearance Rebate Income:
The Company earns revenue from its clearing broker based upon a percentage of the debit balances maintained by the customer with the clearing broker. The income is computed daily and received monthly and recognized as revenue on a monthly basis.

Cash Balance Rebate Income
The Company earns revenue from its clearing broker based upon a percentage of the cash balances maintained by the customer with the clearing broker. The income is computed daily and received monthly and recognized as revenue on a monthly basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Equity securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as gain or loss on investment securities. The unrealized gain included in the gain on investment securities amounts to $875,970.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's equity securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition. There was no open margin account balance at September 30, 2023.

Commission Receivable:
The Company records commission receivable for trading commissions earned but not received as of September 30, 2023. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Investment Advisory Fees Receivable:
The Company records investment advisory fees receivable for investment advisory services earned but not received as of September 30, 2023. It has not recorded any provision for doubtful accounts because management believes that the accrued investment advisory fees will be fully collected.

Income Taxes:
The Company computes its income tax provision in accordance with the requirements of the Income Tax Topic of the FASB's ASC. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Financial Statements. Deferred tax liabilities and assets are determined based on the difference between the book values and tax bases of particular assets and liabilities, using tax rates currently in effect for the years in which the differences are expected to reverse.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through December 29, 2023, the date that the financial statements were available to be issued.

3. FAIR VALUE MEASUREMENTS

The Company adopted The Fair Value Measurements Topic of the FASB Accounting Standards Codification which defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. The Fair Value Measurements Topic established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in equity securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2023, the Company's net capital exceeds such capital requirements by $2,687,653 and the ratio of aggregate indebtedness of $39,000 to net capital of $2,787,653 is .014 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following as of September 30, 2023:

	Current	**Deferred**	**Total**
Federal income tax expense/(benefit)	$ -	$193,026	$193,026
State and local tax expense/(benefit)	19,075	(43,205)	(24,130)
	$19,075	$149,821	$168,896

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$191,728
Increase/(decrease) in tax expense from:	
Dividends received deduction	(6,635)
State and local income tax expense, net of federal income tax benefit	(19,063)
Other	2,866
Income tax provision	$168,896

5. INCOME TAXES (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability is as follows:

Unrealized gains on equity securities	$885,391
Total deferred tax liability	$885,391

The Company's federal income tax returns and state and city tax returns for fiscal years 2019 through 2022 are subject to examination by the tax authorities, generally for three years after they were filed with the tax authorities. The Company believes that, as of September 30, 2023, there were no material uncertain tax positions that would require disclosure under GAAP.

6. NOTES RECEIVABLE-STOCKHOLDER AND EMPLOYEE

The notes bear interest at a variable rate (the rebate rate paid by the clearing firm on uninvested cash) and require quarterly interest payments, all of which were paid, and total $15,191 for the year ended September 30, 2023. The entire principal amount of the stockholder note and accrued interest was paid in full as of September 30, 2023. The entire principal amount of the employee note is due December 1, 2030.

7. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a month-to-month operating lease. Rent expense is $19,264 for the year ended September 30, 2023, which includes utilities and real estate taxes.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2023

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 3,718,115
Less: Nonallowable assets:	
Notes receivable-employee	110,000
Investment advisory fees receivable	105,374
TENTATIVE NET CAPITAL	3,502,741
Capital charge on investment securities	620,381
Capital charge on undue concentration	94,707
NET CAPITAL	2,787,653
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 2,687,653
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 39,000
1/15TH OF AGGREGATE INDEBTEDNESS	$ 2,600
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.014 to 1

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted on November 8, 2023 by Shearman, Ralston Inc. with the unaudited Form X- 17A-5 Part II filing.

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2023

Net Capital, per Form X-17a-5 as of September 30, 2023, unaudited	$2,787,653
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$2,787,653

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2023

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2023.

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2023

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2023.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3, in which (1) Shearman, Ralston Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearman, Ralston Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Shearman, Ralston Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Shearman, Ralston Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.
New York, NY
December 29, 2023

SHEARMAN, RALSTON INC.
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
YEAR ENDED SEPTEMBER 30, 2023

Shearman, Ralston Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

b. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended September 30, 2023, without exception.

Shearman, Ralston Inc.

I, Douglas Ralston affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

December 29, 2023

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Management of Shearman, Ralston Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
November 21, 2023

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE
OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
SEPTEMBER 30, 2023

Total revenue	$ 1,997,635
Deductions:	
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	71,787
40% of margin interest on customer accounts	38,935
Gain on investment securities	917,681
Other revenue not related to securities	15,191
Total deductions	1,043,594
Total revenue, subject to assessment	954,041
Computation of assessment:	
Assessment for the year ended September 30, 2023	1,431
Less: Payments	
April 2023	743
Balance Due	$ 688